                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              United Medicorp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    910852201
                                 (CUSIP Number)

                               Danniel E. Stevens
                         Stevens Financial Group, L.L.C.
                        3333 Warrenville Road, Suite 200
                              Lisle, Illinois 60532

                                 with a copy to:
                                Jeffrey M. Weiner
                        DLA Piper Rudnick Gray Cary LLP*
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*    As counsel solely to Danniel E. Stevens and Stevens Financial Group, L.L.C.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Stevens Financial Group, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     1,299,000
                ----------------------------------------------------------------
  NUMBER OF     8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY        470,000
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
 PERSON WITH
                     1,299,000
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     470,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 1,769,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 5.7%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO (limited liability company)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Danniel E. Stevens
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     5,000
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           1,764,000
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         5,000
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     1,764,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 1,769,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 5.7%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Robert Moton
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           450,000
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     450,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 450,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 1.5%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Jacquelyn Marie Lee-Stevens
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           15,000
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     15,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 15,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: Less than 0.1%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------- ----------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Sondra Bell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           40,000
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         0
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     40,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 40,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.1%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Cleston Lord
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     185,000
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           40,000
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         185,000
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     40,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 225,000 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.7%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

     Robert Clouse
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     186,250
                ----------------------------------------------------------------
                8    SHARED VOTING POWER
  NUMBER OF
    SHARES           0
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH         186,250
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person named on this cover page: 186,250 shares
     For the group filing on this Schedule 13D: 2,180,250 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     For the reporting person named on this cover page: 0.6%*
     For the group filing on this Schedule 13D: 7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN (individual)
--------------------------------------------------------------------------------

* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of United Medicorp, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 200 N. Cuyler Street, Pampa, Texas 79065.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by (i) Stevens Financial Group, L.L.C., an Illinois limited liability company ("SFG"), (ii) Danniel E. Stevens, a citizen of the United States, (iii) Robert Moton, a citizen of the United States, (iv) Jacquelyn Marie Lee-Stevens, a citizen of the United States, (v) Sondra Bell, a citizen of the United States, (vi) Cleston Lord, a citizen of the United States and (vii) Robert Clouse, a citizen of the United States (collectively the "Reporting Parties"). The principal business address of each of the Reporting Parties is c/o Stevens Financial Group, L.L.C., 3333 Warrenville Road, Suite 200, Lisle, Illinois 60532. Mr. Stevens is the managing member and sole manager of SFG and Chief Executive Officer of Stevens Equity Holdings, a unit of SFG. SFG is engaged in financial consulting, evaluating, investing in and acquiring businesses. In the normal course of its business, SFG may identify investment opportunities which the Reporting Parties may pursue in their discretion. Mr. Lord is Vice President of SFG. Mr. Moton is presently retired and is Mr. Stevens' father. Ms. Lee-Stevens is a human resource services manager and is Mr. Stevens' wife. Ms. Bell is a borough administrator and is Mr. Lord's mother. Mr. Clouse is a vice president of a financial services company and a friend of Mr. Stevens.

     During the last five (5) years, none of the Reporting Parties has been convicted of any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five (5) years none of the Reporting Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Beneficial ownership of the Shares of the Issuer to which this statement relates was acquired with working capital of SFG and personal funds of each of the Reporting Parties.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Parties are filing this schedule together because they may be deemed to be a "group" (as defined in the rules and regulations promulgated by the Securities and Exchange Commission under section 13(d) of the Securities Exchange Act of 1934, as amended) by reason of: (a) personal, familial and business relations between and among them, specifically the fact that (i) Mr. Lord is the Vice President of SFG, (ii) Ms. Bell is Mr. Lord's mother and has given Mr. Lord the authority to acquire, dispose and vote securities held in her name, (iii) Mr. Moton is Mr. Stevens' father and has granted Mr. Stevens the power to acquire, dispose and vote securities held in his name, (iv) Ms. Lee-Stevens is Mr. Stevens' wife and has granted Mr. Stevens the power to acquire, dispose and vote securities held in her name and (v) Mr. Clouse is a friend of Mr. Stevens; and (b) the fact that they have, on occasion in the past, discussed their common view that the Shares represent an attractive investment opportunity for each of them and they may have similar discussions in the future.

     The Reporting Parties acquired and hold their shares for investment purposes. One or more of them may in the future acquire additional Shares, subject to market conditions and other considerations they deem relevant. Also based on the same considerations, the Reporting Parties may dispose of Shares. They may also seek, individually or collectively, to communicate with the Company regarding its business and financial condition. However, they have no present intention to engage in any of the activities listed in Items (a) through (j) of Schedule 13D with respect to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on June 16, 2006, SFG and Mr. Stevens may each be deemed to beneficially own 1,769,000 Shares representing approximately 5.7% of the Issuer's outstanding Shares (based upon the 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006). Of these Shares, SFG and Mr. Stevens directly own 1,299,000 and 5,000 Shares, respectively, which represent approximately 4.2% and 0.02% of the Issuer's outstanding Shares, respectively (based on 30,768,550 Shares outstanding). Mr. Stevens may be deemed for certain purposes to share beneficial ownership of 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton by reason of the understandings and relationships described in Item 6. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), SFG may be deemed to share beneficial ownership of the 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by any of the other Reporting Persons for any purpose except to the extent specifically set forth above.

     (b) SFG and Mr. Stevens may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,299,000 and 5,000 Shares, respectively. Mr. Stevens and SFG each may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of (i) 450,000 Shares owned by Robert H. Moton and (ii) 5,000 Shares owned by Jacquelyn Marie Lee-Stevens. Mr. Lord may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of 40,000 Shares owned by Sondra Bell in addition to 185,000 Shares owned directly by Mr. Lord. Mr. Clouse has sole dispositive and voting power of 186,250 Shares.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Parties. All such transactions were effected in the open market and the table includes commissions paid.

REPORTING PARTY/OWNER       DATE     NO. OF SHARES PURCHASED   PRICE PER SHARE
-----------------------   --------   -----------------------   ---------------
Stevens Financial Group   05/23/06             1,000                0.0200
Stevens Financial Group   06/06/06           425,434                0.0200
Stevens Financial Group   06/07/06           475,000                0.0200
Stevens Financial Group   06/08/06            45,000                0.0200
Stevens Financial Group   06/09/06            53,566                0.0200
Robert Clouse             06/09/06             5,000                0.0200
Robert Clouse             06/09/06             5,000                0.0200
Robert Clouse             06/09/06             5,000                0.0200
Robert Clouse             06/09/06             5,000                0.0225
Robert Clouse             06/09/06             5,000                0.0225
Cleston Lord              06/13/06             5,000                0.0200
Cleston Lord              06/13/06             5,000                0.0200
Cleston Lord              06/13/06             5,000                0.0200
Stevens Financial Group   06/14/06            75,000                0.0195
Stevens Financial Group   06/15/06            20,000                0.0195
Stevens Financial Group   06/16/06            49,000                0.0195

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Stevens has an understanding with Mr. Moton pursuant to which Mr. Stevens has voting and dispositive power over the Shares owned by Mr. Moton. This voting and dispositive power can be revoked at any time by Mr. Moton. Mr. Stevens is married to Ms. Lee-Stevens and has an understanding with Ms. Lee-Stevens pursuant to which Mr. Stevens has voting and dispositive power over the Shares owned by Ms. Lee-Stevens. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), Mr. Stevens may be deemed to have voting and dispositive power over Shares held by SFG, and SFG may be deemed to have voting and dispositive power over the Shares held by Mr. Stevens, Mr. Moton and Ms. Lee-Stevens. Mr. Lord is Vice President of SFG and Ms. Bell is Mr. Lord's mother. Mr. Lord has an understanding with Ms. Bell pursuant to which Mr. Lord has voting and dispositive power over the Shares owned by Ms. Bell. This voting and dispositive power can be revoked at any time by Ms. Bell. Mr. Clouse is a friend of Mr. Stevens.

     SFG and Mr. Stevens initially identified the Shares as a potential investment opportunity. Except as described herein, none of the Reporting Parties has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Joint Filing Agreement

     2.   Powers of Attorney

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2006


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                        Name: Danniel E. Stevens


                                        STEVENS FINANCIAL GROUP, L.L.C.


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                        Name: Danniel E. Stevens
                                        Its: Managing Member


                                        By: /s/ Danniel E. Stevens
                                            ------------------------------------
                                        Danniel E. Stevens
                                        As Attorney-in-Fact for Robert Moton,
                                        Jacquelyn Marie Lee-Stevens,
                                        Sondra Bell, Cleston Lord and
                                        Robert Clouse